UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, as amended (the “Act”) and in connection with such notice submits the following information:

Name:	T. Rowe Price OHA Private Credit Fund

Address of Principal Business Office:	1 Vanderbilt Avenue, 16th Floor
New York, NY 10017

Telephone Number:	(212) 326-1500

Name and Address of Agent for	Wilmington Trust, National Association
Service of Process:	Rodney Square North
1100 North Market Street
Wilmington, Delaware 19890

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of New York and the state of New York on the 28th day of July, 2022.

T. ROWE PRICE OHA PRIVATE CREDIT FUND

/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Trustee

Attest:	/s/ Megan Bronner
Name: Megan Bronner
Title: Paralegal